SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------
                         HALLWOOD REALTY PARTNERS, L.P.
                       (Name of Subject Company (Issuer))

                         High River Limited Partnership
                                 Barberry Corp.
                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                  Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                    40636T203
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation*: $135,894,800        Amount of Filing Fee**:  $10,993.89

     * Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding units representing limited partner interests in Hallwood Realty Partners, L.P., including associated rights to purchase additional units under the Unit Purchase Rights Agreement dated as of November 30, 1990, as amended, between Hallwood Realty Partners, L.P. and EquiServe Trust Company, N.A., as rights agent, at a price per unit of $100.00 in cash, less the 235,000 units held by High River Limited Partnership. As of March 14, 2003, there were 1,593,948 units outstanding (based upon the Issuer's Form 10-K filing, filed with the Securities and Exchange Commission for the year ended December 31, 2002).

     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as supplemented by Securities Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the value of the transaction.

// Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable         Filing Party: Not applicable
Form or registration no.: Not applicable       Date Filed: Not applicable

         /  /     Check the box if the filing relates solely to preliminary
                  communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         /x/      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         /x/      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                     235,000

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                     235,000

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.74%

14       TYPE OF REPORTING PERSON*
                  PN

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                     235,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                     235,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.74%

14       TYPE OF REPORTING PERSON*
                  CO

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                     235,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                     235,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.74%

14       TYPE OF REPORTING PERSON*
                  IN

     This Tender Offer Statement on Schedule TO relates to the third-party tender offer by High River Limited Partnership, a Delaware limited partnership ("Purchaser") to purchase any and all of the outstanding limited partner units ("Units") in Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Partnership") and the associated rights (the "Rights") to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between the Partnership and EquiServe Trust Company, N.A., as rights agent, at a purchase price of $100.00 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2), including the Instructions thereto, as it may be supplemented or amended from time to time (the "Letter of Transmittal" which, collectively with the Offer to Purchase, constitute the "Offer").

     All information set forth in the Offer, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1-9 and 11 in this Schedule TO, except as otherwise set forth below.

     ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

     ITEM 12. EXHIBITS

(a)(1)   Offer to Purchase, dated May 1, 2003
(2)      Form of Letter of Transmittal
(3)      Notice of Guaranteed Delivery
(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(7)      Summary Advertisement as published on May 1, 2003
(8) High River Limited Partnership, Plaintiff, v. Hallwood Realty, LLC, Anthony J. Gumbiner, William J. Guzzetti, Alan G. Crisp, William F. Forsyth, and Edward T. Story, Defendants, And Hallwood Realty Partners, L.P., Nominal Defendant., filed April 23, 2003 in Court of Chancery of the State of Delaware, New Castle County
(9)      Press Release issued by Purchaser on April 23, 2003
(10) Unit Purchase Agreement, dated as of March 1, 2003, by and among, Purchaser and Gotham Partners, L.P., Gotham Partners III, L.P. and Gotham Holdings II, LLC
(b)      None.
(d)      None.
(g)      None.
(h)      None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       HIGH RIVER LIMITED PARTNERSHIP
                                       By: Barberry Corp., its general partner



                                       /s/ Robert J. Mitchell
                                       Name:  Robert J. Mitchell
                                       Title:  Authorized Signatory


                                       BARBERRY CORP.


                                       /s/ Robert J. Mitchell
                                       Name:  Robert J. Mitchell
                                       Title:  Authorized Signatory



                                       /s/ Carl C. Icahn
                                       Carl C. Icahn


Date: May 1, 2003